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                             February 23, 2021

       Robert A. Rositano, Jr.
       Chief Executive Officer
       Friendable, Inc.
       1821 S. Bascom Ave., Suite 353
       Campbell, CA 95008

                                                        Re: Friendable, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed January 27,
2021
                                                            File No. 024-11427

       Dear Mr. Rositano:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       Business
       Marketing, page 55

   1. We note that you derived 99% of your revenue from one client. Please identify this client and discuss the
material terms of any agreements with the client. File any material agreements you have
with them and include risk factor disclosure to describe the risks associated with your
revenues being materially dependent on a single source of revenue.
       Executive Compensation, page 61

   2. Please update to include executive compensation disclosure for the fiscal year end
                                                        December 31, 2020.
 Robert A. Rositano, Jr.
FirstName
Friendable,LastNameRobert  A. Rositano, Jr.
           Inc.
Comapany23,
February   NameFriendable,
             2021          Inc.
February
Page 2 23, 2021 Page 2
FirstName LastName
Principal Stockholders, page 68

3. Please disclose the voting power of each of the shareholders in this section. We note that the holders of common stock are entitled to one vote per share while the holders of Series
         A Preferred Stock are entitled to 9 votes per each Preferred Stock.
2. Summary of Significant Accounting Policies
Basic and Diluted Loss Per Share, page F-9

4. Please clarify the accounting and legal implications of the potential dilutive shares exceeding the authorized number of shares of common stock. In addition, clarify whether that amount includes the 106.6 million issuable shares presented in your consolidated
         statements of changes in stockholders    deficit. Further, explain why
these shares status
         remains issuable and describe the terms that will result in their issuance. Explain how these shares were factored in your calculation of net loss per share for all financial statement periods included in this filing.
General

5. Please expand your disclosure regarding the material terms of the Series D Preferred
         Stock. Disclose the voting rights of the holders of Series D Preferred Stock and the conversion terms of the Preferred Stock into common stock. You state that each Series D
         Preferred Stock is convertible, at the option of the holder, into shares of common stock initially at $10.00 per share and then at a conversion price based on the closing price on the Pink Sheets. Clarify the period of time that the common stock is convertible at $10.00 per share. Provide examples illustrating the number of shares a shareholder will receive based on a conversion price of $10.00 per share and at the current market value.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C.
Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at
(202) 551-
3453 with any other questions.
 Robert A. Rositano, Jr.
Friendable, Inc.
February 23, 2021
Page 3



                                            Sincerely,
FirstName LastNameRobert A. Rositano, Jr.
                                            Division of Corporation Finance
Comapany NameFriendable, Inc.
                                            Office of Technology
February 23, 2021 Page 3
cc:       Jonathan D. Leinwand
FirstName LastName